

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 9, 2009

<u>Via U.S. Mail and Facsimile (770-813-6158)</u>

Martin Richenhagen
Chairman, President and Chief Executive Officer
Agco Corporation
4205 River Green Parkway
Duluth, GA 30096

> **Re: Agco Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-12930**
> **Response Letter Filed Setpember 17, 2009**

Dear Mr. Richenhagen:

We refer you to our comment letter dated August 26, 2009 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
       Assistant Director
       Division of Corporation Finance